United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale clarifies on media reports Rio de Janeiro, July 21, 2026 – In light of recent media reports concerning the Extraordinary General Meeting convened for July 22, 2026 (the “EGM”), Vale S.A. (“Company”) hereby informs that, on July 20, 2026, it received Official Letter No. 196/2026/CVM/SEP/GEA-4 from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”), requesting comments from the Company and its shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI regarding an inquiry submitted by Geração L. Par Fundo de Investimentos em Ações and Banco Clássico S.A. on matters related to the EGM. Considering the content of the Official Letter and the imminent holding of the EGM, the Company hereby discloses, as attached, the full text of the aforementioned Official Letter, the inquiry, the Company’s response, and PREVI’s response on the matter. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release Disclaimer: This translation was generated with the assistance of artificial intelligence and is provided for informational purposes only. In case of any discrepancy, the original document in Portuguese shall prevail. Official Letter No. 83/2026/CVM/SEP/GEA-2 Rio de Janeiro, April 1, 2026. To the attention of: Mr. Marcelo Feriozzi Bacci Investor Relations Officer VALE S.A. E-mail: dri.vale.sa@vale.com Subject: Shareholder Inquiry – EGM of July 22, 2026 – CVM Proceeding No. 19957.012630/2026- 01 Dear Director, 1. This refers to the shareholder inquiry filed with the CVM on July 18, 2026, regarding the nomination and election of the Chairman of the Board of Directors at Vale S.A.'s ("Company") Extraordinary General Meeting ("EGM") called for July 22, 2026 (attached). 2. In this regard, it should initially be noted that it is the responsibility of the Company's management to provide shareholders with the information necessary to support the informed exercise of their voting rights. Shareholders, in turn, are responsible for observing the legal duties applicable to the exercise of their voting rights at general meetings. Such responsibilities arise directly from corporate law and are independent of any prior manifestation by the CVM regarding inquiries submitted by the parties involved. 3. In this context, the CVM is unable to provide its views within the timeframe requested, as such timing is incompatible with the nature and complexity of the issues raised. Accordingly, the questions submitted by the shareholder will be examined within the scope of CVM Proceeding No. 19957.012630/2026-01, following the procedures applicable to consultation proceedings. 4. Therefore, Vale S.A. is requested to provide its comments regarding the inquiry, as well as to obtain and submit the comments of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI ("Previ"). 5. The Company is also requested to inform the shareholders attending the EGM called for July 22, 2026, of the existence of this inquiry. 6. The response to this official letter must be submitted through the CVM's Digital Protocol system, on the CVM website, in a searchable PDF file or equivalent digital format. 7. Please note that the information and documents contained in CVM administrative proceedings are, in principle, publicly accessible. Responsibility for identifying and substantiating any request for restricted treatment of submitted documents generally lies with the sender or holder of the information, without prejudice to subsequent review by the Superintendence of Corporate Relations (Superintendência de Relações com Empresas). 8. If the Company believes that its response contains documents or information that should be treated as restricted, it must request, in the correspondence submitted in response to this official letter, that the Superintendence of Corporate Relations grant confidential treatment to such information. In this case, the following procedure must be adopted for each restricted document: (i) identify the legal basis justifying confidentiality for each item of information (examples: Article 2, Paragraph 3 of Complementary Law No. 105/2001; Article 31 of Law No. 12,527/2011; Article 198 of the National Tax Code); (ii) indicate whether, in the Company's view, confidentiality should apply for a specific period of time; (iii) submit a public version of the document, with redactions of the information that, in the Company's view, should remain confidential. 9. If confidentiality is granted, the relevant documents will be included in the administrative proceeding under restricted access. Public versions of the documents will be included in the case file without access restrictions for third parties. Should any restricted information be deemed material, the issuer must immediately disclose it to the market, in accordance with applicable regulations, if such information becomes no longer confidential. 10. Please be advised that failure to comply with this request for comments by July 30, 2026, may subject the Company to a daily fine of R$1,000.00 (one thousand reais), pursuant to Article 9, II, of Law No. 6,385/76 and CVM Resolution No. 47/21, without prejudice to any determination of liability arising from non-compliance with the requests contained in this official letter. Sincerely, Disclaimer: This translation was generated with the assistance of artificial intelligence and is provided for informational purposes only. In case of any discrepancy, the original document in Portuguese shall prevail. Rio de Janeiro, July 17, 2026 To the Corporate Relations Superintendence (SEP) of the CVM URGENT: EGM ON JULY 22, 2026 Re: Shareholders’ inquiry regarding the nomination and election of the Chairman of the Board of Directors of Vale S.A. Dear Superintendent, GERAÇÃO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, enrolled with the CNPJ/MF under No. 08.935.128/0001-59, herein represented by its investment manager, Plural Investimentos Gestão de Recursos Ltda., with headquarters in the City and State of São Paulo, at Av. Brigadeiro Faria Lima, No. 3,400, Suite 91 (partial), Itaim Bibi, ZIP Code 04538-132, enrolled with the CNPJ/MF under No. 09.630.188/0001-26; and BANCO CLÁSSICO S.A., with headquarters in the City and State of Rio de Janeiro, at Rua Vinícius de Morais, No. 266, Ipanema, ZIP Code 22411-010, enrolled with the CNPJ/MF under No. 31.597.552/0001-52, both shareholders of Vale S.A. and jointly holding more than 0.50% (one-half percent) of the Company's capital ("Company" or "Vale"), represented in accordance with their organizational documents ("Inquirers"), hereby respectfully submit this INQUIRY, pursuant to the terms set forth below. In 2017, Vale’s controlling shareholders — Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd., and BNDES Participações S.A. – BNDESPAR — entered into a Shareholders’ Agreement that did not provide for renewal and was scheduled to expire on November 9, 2020. At the Board of Directors Meeting ("BoD Meeting") held on July 29, 2020, Vale’s Board of Directors ("Board") approved the creation of the Nomination Committee ("NC"), a body established — in the Company’s own words — to ensure an adequate and orderly transition to a dispersed-capital corporation model. On January 29, 2021, the then Chairman of the Board of Directors ("Chairman") and the independent members of the NC addressed a public letter to shareholders highlighting, among the proposed amendments to the Bylaws: (i) the requirement of at least seven (7) independent directors; (ii) the adoption of strengthened independence criteria under which a director would not be considered independent if he or she were a related party to a shareholder holding, directly or indirectly, more than 5% (five percent) of Vale’s outstanding shares, or had served five (5) terms or ten (10) years as a director; and (iii) the transfer to the General Meeting of the authority to elect the Chairman and Vice-Chairman of the Board of Directors. At the meeting held on March 10, 2021, the Board approved, based on the Final Report of the Nomination Committee ("Final Report"), the slate of candidates for the Board of Directors for the 2021–2023 term, as well as the nominations for Chairman and Vice-Chairman of the body. The following conclusions of the NC, extracted from the Final Report, which forms an integral part of the minutes of that meeting (Annex I), are directly relevant to this Inquiry: a) The NC stated that amending the Directors’ Nomination Policy “to provide for the independence of the Chair of the collegiate body would be aligned with the expectations of most of the Company’s shareholders,” a position with which the Committee expressly agreed; b) On an exceptional and transitional basis, limited to the 2021–2023 term — the first term without a shareholders’ agreement in force — the NC admitted the possibility of a Chairman linked to a reference shareholder, provided that the nominee was already a member of the then-current Board. However, this exceptional circumstance was ultimately rejected by the NC itself, which expressly stated that “it is not possible for this NC to consider a Chairman linked to the reference shareholders who is already serving on Disclaimer: This translation was generated with the assistance of artificial intelligence and is provided for informational purposes only. In case of any discrepancy, the original document in Portuguese shall prevail. the current Board,” and therefore reversed its initially contemplated nominations and proposed an independent director (Mr. José Luciano Duarte Penido) for the Chairmanship; c) Furthermore, the NC unequivocally recommended that “beginning with the 2023–2025 term (...) the Chairman of the Board should be independent, a matter to be addressed by the next NC as soon as it is established” (Section IV.d.i); and d) Finally, the NC recommended the adoption of a rule whereby “a candidate’s independence shall be deemed impaired if such candidate has ties to a shareholder holding more than 5% of Vale’s share capital” (Section IV.c), a recommendation incorporated into the proposed amendment to the Bylaws. The Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI ("Previ") is publicly known to hold a significant stake in the Company, above the 5% threshold referred to in the independence criteria above, and participated, through Litel Participações S.A., in Vale’s former controlling group, thereby qualifying as a reference shareholder for all purposes of the Final Report. On June 11, 2026, Previ itself requested that the Company call an Extraordinary Shareholders’ Meeting ("EGM") to consider the removal of the Chairman of the Board of Directors, the election of Mr. José Maurício Pereira Coelho to the Board, and, if the proposals were approved, the election of Mr. Manuel Lino Silva de Sousa Oliveira as the new Chairman of the Board. This Inquiry therefore seeks guidance from the Authority on whether Previ: (a) by calling an EGM to remove the Chairman, acted contrary to the commitment undertaken when it approved the Report at the March 10, 2021 Board Meeting; (b) adopted a contradictory position by nominating a candidate for Chairman; and (c) assuming it is permitted to nominate a candidate, may vote for the candidate for Chairman it nominated at the EGM scheduled for July 22, 2026. As is known, the recommendations of the Nomination Committee are not merely advisory opinions. They were: (i) commissioned by the Board itself; (ii) approved by the Board on March 10, 2021, with the Final Report filed as an annex to the respective minutes; (iii) communicated to the market as a governance commitment by the Company, including through the January 29, 2021 public letter to shareholders, in which management affirmed that the changes would align Vale with “the best practices of international markets”; and (iv) partially converted into bylaw provisions at the subsequent Extraordinary Shareholders’ Meeting. Under those circumstances, the legitimate expectation created before the market and all shareholders is that, beginning with the 2023–2025 term, the Chairmanship of Vale’s Board should be occupied by an independent director resulting from a process conducted by the Nomination Committee, a condition which, under the criteria adopted by the Company itself, cannot be met by a candidate nominated by a shareholder holding more than 5% of the outstanding shares. However, according to the minutes of the Nomination and Governance Committee ("NGC") meeting held on July 18, 2026, the Coordinator recommended the name of the Vice-Chairman of the Board as management’s candidate. The same document indicates that the candidate for Chairman nominated by Previ received two votes against and two abstentions. In other words, the candidacy of Mr. Manuel Lino Silva de Sousa Oliveira was rejected by the NGC. The nomination, by a reference shareholder, of a candidate for Chairman of the Board — and, moreover, the exercise of voting rights by that same shareholder in favor of its own nominee — therefore raises the following issues: a) Compatibility with the Company’s governance: Previ’s conduct directly contradicts the recommendations of the Final Report approved by the Board and the public commitments undertaken by the Company and by Previ itself, given that the then CEO, Mr. José Maurício Pereira Coelho, was also Chairman of Vale and a member of the NC, thus a co-author of the Final Report and responsible for calling the March 10, 2021 Board Meeting, which unanimously approved the recommendations and commitments to be applied thereafter by the Company, in respect of its shareholders, stakeholders, and the market. Noncompliance by Previ and by the Company constitutes a governance setback capable of affecting the valuation of the Company’s securities and investor confidence. Disclaimer: This translation was generated with the assistance of artificial intelligence and is provided for informational purposes only. In case of any discrepancy, the original document in Portuguese shall prevail. b) Compliance with the Bylaws and Directors’ Nomination Policy: It is first necessary to verify whether the candidacy complies with the independence requirements applicable to the Chairmanship and whether it was submitted to the Nomination and Governance Committee (NGC), the permanent body responsible for assessing candidates’ adherence to the Competency Matrix and the criteria established in the Directors’ Nomination Policy. c) Validity of the vote under Article 115 of Law No. 6,404/76: Even though the election of directors is generally considered a matter of common interest, the vote cast by a reference shareholder in favor of a candidate nominated by itself for the Chairmanship of the body responsible for overseeing management — contrary to the recommendations of the NC and the independence guidelines approved by the Company — should be examined from the standpoint of abuse of voting rights and conflict of interest, insofar as it may be intended to preserve particular influence over management to the detriment of the corporate interest and the interests of the remaining shareholders. Accordingly, the Inquirers submit the following questions to the Corporate Relations Superintendence (SEP) of the CVM and request a formal and reasoned response: Question 1. Does the nomination by Previ of a candidate for Chairman of the Company’s Board of Directors violate the Final Report of the Nomination Committee approved by the Board on March 10, 2021 — particularly the recommendation that, beginning with the 2023–2025 term, the Chairman be selected through the regular nomination process conducted by the NGC — and is such nomination consistent with the commitment to good governance practices formally and publicly undertaken? Question 2. Does a candidate directly nominated to shareholders by Previ for the position of Chairman satisfy the independence criteria set forth in Vale’s Bylaws and Directors’ Nomination Policy, given that such shareholder directly or indirectly holds more than 5% of the Company’s outstanding shares? Question 3. Is the exercise of voting rights by Previ at a General Meeting in favor of a candidate directly nominated by itself to shareholders for the Chairmanship of the Board lawful under Article 115, caput and Paragraph 1, of Law No. 6,404/76, considering Previ’s historical connection to the former controlling group and the independence recommendations approved by the Company itself? Question 4. By requesting the calling of an EGM for the purpose of removing the Chairman during the regular term of office, is Previ acting contrary to the rules that it itself, as a member of Vale’s former controlling group, requested in 2020 and approved in 2021? In light of the foregoing, the Inquirers request: a) receipt and processing of this Inquiry; b) a formal, written, and reasoned response to each of the questions above within a timeframe compatible with the date of the General Meeting at which the matter will be considered, scheduled for July 22, 2026, so as to ensure that shareholders receive complete and timely information for the informed exercise of their voting rights; c) disclosure of this Inquiry and the corresponding response to the other shareholders through appropriate channels, in observance of the principles of transparency and equitable treatment (“fair disclosure”); and d) inclusion of this Inquiry and the corresponding response among the documents of the relevant General Meeting. Yours sincerely, GERAÇÃO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES p.p. Plural Investimentos Gestão de Recursos Ltda. Disclaimer: This translation was generated with the assistance of artificial intelligence and is provided for informational purposes only. In case of any discrepancy, the original document in Portuguese shall prevail. BANCO CLÁSSICO S.A. Attached documents: 1. Vale Board Meeting Minutes – July 29, 2020 2. Vale Board Meeting Minutes – March 10, 2021 3. Vale Nomination Committee Letter – January 29, 2021 4. Vale Board Meeting Minutes – July 14, 2026 5. Participation Manual for the July 22, 2026 Extraordinary Shareholders’ Meeting, including Previ’s statements. Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brasil www.vale.com vale.ri@vale.com Page 1 of 3 Rio de Janeiro, July 21, 2026. To Brazilian Securities and Exchange Commission – CVM Attn.: Corporate Relations Superintendence – SEP Mr. Fernando Soares Vieira Corporate Monitoring Division 4 – GEA-4 Mr. Eduardo Mendes Peçanha (Acting Manager) Ms. Juliana Vicente Bento (Federal Securities Market Inspector) Ref.: Official Letter No. 196/2026/CVM/SEP/GEA-4 CVM Proceeding No. 19957.012630/2026-01 Dear Sirs, We refer to the above-referenced Official Letter (“Official Letter”), through which Vale S.A. (“Vale” or “Company”) was requested to comment on an inquiry filed on July 18, 2026 by Geração L. Par Fundo de Investimento em Ações and Banco Clássico S.A. (“Inquirers”) regarding the election of the Chairman of Vale’s Board of Directors (“Chairman”), to be held at the Extraordinary Shareholders’ Meeting called for July 22, 2026 (“July 22, 2026 EGM” and “Inquiry”). The Company informs that it forwarded a copy of the Official Letter and the Inquiry to Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (“Previ”) and obtained its statement, attached hereto as Exhibit 1. In summary, the Inquirers allege that the purported nomination of a candidate for the position of Chairman by Previ would be inconsistent with the Final Report of the Nomination Committee dated March 10, 2021, and would also fail to meet the independence criteria set forth in Vale’s Bylaws and Director Nomination Policy, which, according to the Inquirers, would prevent Previ from exercising its voting rights in the election of the Chairman at the July 22, 2026 EGM. It should be noted that the Company received with great surprise the reference made in the Inquiry to the minutes of the Nomination and Governance Committee meeting held on June 18, 2026, considering that such minutes are not public and that information regarding such meeting would be restricted to the members of the Nomination and Governance Committee and, in the case of the Board members, due to the reading of such minutes at the extraordinary Board of Directors meeting held on June 19, 2026 (“June 19, 2026 BoD Meeting”), at the request of the then Chairman. Question 1. Does the nomination, by Previ, of a candidate for Chairman of the Company’s Board of Directors violate the Final Report of the Nomination Committee approved by the Board of Directors on March 10, 2021 — especially the recommendation that, beginning with the 2023– 2025 term, the Chairman be selected through the regular nomination process conducted by the “NGC” — and does it comply with the commitment to good governance practices formally and publicly undertaken? On June 11, 2026, Previ requested the calling of an Extraordinary Shareholders’ Meeting to resolve upon: (i) the removal of Mr. Daniel André Stieler from his position as member of the Board of Directors; (ii) the nomination of Mr. José Mauricio Pereira Coelho as a full member of the Board of Directors to complete the current term; and, if item (i) were approved, the election of the Chairman of the Company’s Board of Directors. In such correspondence, Previ expressed support for Mr. Manuel Lino Silva de Sousa Oliveira to occupy the position of Chairman. As the EGM would deliberate on the removal of the then Chairman, during the June 19, 2026 BoD Meeting, such Chairman asked the other Board members whether they were interested in running for the position, and Mr. Manuel Lino Silva de Sousa Oliveira and Mr. Marcelo Gasparino da Silva voluntarily presented their candidacies. Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brasil www.vale.com vale.ri@vale.com Page 2 of 3 Therefore, contrary to what the Inquirers allege, Previ did not nominate a candidate for the position of Chairman. At the June 19, 2026 BoD Meeting, the Board of Directors acknowledged that all Board members would be qualified to occupy the position and, in view of the candidacies of two of its members, both names were unanimously submitted to the shareholders for consideration, as reflected in the minutes attached hereto as Exhibit 2. Question 2. Does a candidate directly nominated to shareholders by “Previ” for the position of Chairman of the Board of Directors satisfy the independence criteria set forth in Vale’s Bylaws and Director Nomination Policy, given that such shareholder directly or indirectly holds more than 5% of the Company’s outstanding shares? As clarified in Question 1 above, Previ did not nominate a candidate for the position of Chairman, but merely expressed support for the current Lead Independent Director, Mr. Manuel Lino Silva de Sousa Oliveira, for the reasons stated in the referenced correspondence. Even assuming that the candidate had been nominated by Previ, a nomination by a shareholder holding more than 5% of the Company’s share capital does not deprive such individual of his status as an independent director for purposes of Vale’s Bylaws and other rules applicable to the Company. Article 11, Paragraph 4 of Vale’s Bylaws provides for loss of independence only when a director has a formal or declared relationship with a shareholder holding such participation. The director himself submitted, on this date, an individual statement, attached hereto as Exhibit 4, confirming that he maintains his status as an independent member of the Board of Directors pursuant to Article 11, Paragraphs 3 and 4 of the Bylaws, Annex K of CVM Resolution No. 80/22, Article 16, Paragraphs 1 and 2 of the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão, and Vale’s Officers and Directors Policy. It is worth recalling that Vale’s Bylaws and Officers and Directors Policy do not require the Chairman of the Board to be independent. Article 11, Paragraph 6 of Vale’s Bylaws expressly contemplates the possibility of electing a Chairman who is not independent by providing that: “If the elected Chairman of the Board is a non-independent director, the elected independent members shall appoint an independent director; even if the Chairman is an independent director, the Board of Directors may make such appointment.” Question 3. Is the exercise of voting rights by Previ at a Shareholders’ Meeting in favor of a candidate directly nominated by itself to shareholders for the position of Chairman of the Board of Directors lawful under Article 115, caput and Paragraph 1, of Law No. 6,404/76, considering Previ’s historical connection to the former controlling group and the independence recommendations approved by the Company itself? Article 115 of Law No. 6,404/76 (“Brazilian Corporate Law”) provides that a shareholder must exercise its voting rights in the interest of the company and prohibits voting on resolutions that may provide it with a particular benefit or where it has an interest conflicting with that of the company. The Brazilian Corporate Law does not provide for any restriction on a shareholder’s voting rights in the election of members of the Board of Directors or of its Chairman. Likewise, there is no provision under the Brazilian Corporate Law preventing a shareholder from voting merely because such shareholder supported or nominated a candidate for the position of director or Chairman. On the contrary, it is entirely common for shareholders to nominate or support candidates for the Board of Directors and to vote freely for such candidates, and the Company is unaware of any dispute on this issue having been considered by the CVM Board. Accordingly, in the present case, there are no elements indicating the alleged impediment to the exercise of Previ’s voting rights in the election of the Chairman. Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brasil www.vale.com vale.ri@vale.com Page 3 of 3 Question 4. By requesting the calling of an Extraordinary Shareholders’ Meeting with the purpose of removing the Chairman during the regular term of office, is “Previ” acting contrary to the rules that it itself, as a member of Vale’s former “Controlling Group,” requested in 2020 and approved in 2021? The right to request the calling of a Shareholders’ Meeting is assured by Article 123, sole paragraph, item “c,” of the Brazilian Corporate Law (together with CVM Resolution No. 70) to shareholders holding a specified equity interest and is, in principle, not subject to limitation regarding the matters proposed, provided such matters fall within the competence of the Shareholders’ Meeting. Furthermore, as clarified in Question 1 above, contrary to what is stated in the Inquiry, Previ did not nominate a candidate for the position of Chairman. * * * Although the CVM stated in the Official Letter that it would not be able to issue a position within the timeframe requested by the Inquirers, given the imminence of the July 22, 2026 EGM, and considering the receipt of Previ’s response to the Official Letter, the Company clarifies that it is submitting this initial statement while reserving the right to provide additional clarifications regarding the matters raised in the Inquiry in the course of this Proceeding. Yours sincerely, Marcelo Feriozzi Bacci Executive Vice President of Finance and Investor Relations VALE S.A. Exhibit 1 PREVI’s statement To Vale S.A. (the “Company”) Attn.: Investor Relations Officer Re.: Official Letter No 196/2026/CVM/SEP/GEA-4 CVM Proceeding 19957.012630/2026-01 In response to Official Letter No. 196/2026/CVM/SEP/GEA-4 (the “Official Letter”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ hereby presents the following clarifications regarding the matters raised in the inquiry submitted by Geração L. Par Fundo de Investimentos em Ações and Banco Clássico S.A. (the “Complainants”) to the CVM in relation to the extraordinary general meeting of Vale S.A. (“Vale” or the “Company”) to be held on July 22, 2026 (the “EGM”): The alleged “inquiry” submitted to the CVM by the Complainants is nothing more than a last attempt to create a stage to defend their candidate for Chair of the Board of Directors, with explicit disregard for the requirements set forth in paragraph 5 of Article 124 of Law No. 6,404/76 and for the 12-day advance notice period prior to the EGM imposed by Article 62 of CVM Resolution 81. In it, the Complainants deliberately distort the open letter and the Final Report presented by the Nomination Committee in early 2021 and completely subvert the corporate governance and corporate law rules applicable to the Company. As is known, the open letter and the Final Report were released by the Nomination Committee in 2021 as the result of extensive work carried out by it to identify and recommend potential improvements to the Company’s governance rules, a process that received broad support and contributions from Previ throughout. A simple reading of the Report is enough to show that the recommendations of the Nomination Committee at the time do not undermine the current nomination of Mr. Manuel Lino Silva de Sousa Oliveira (“Ollie”) as Chair of the Board of Directors; on the contrary, they reinforce it. In this regard, the Report logically did not at any time advocate — nor could it have advocated — that relevant shareholders of the Company should not participate in the process for electing the Chair of the Board. On the contrary, while the extinction of Valepar and the adoption of several governance enhancement measures prepared Vale for a scenario of dispersed share ownership, the Report recommended — as subsequently approved at the general meeting—that the decision on the election of the Chair of the Board be transferred from the Board of Directors itself to the shareholders’ meeting, “transferring this decision to the shareholders.” Free Translation Likewise, recognizing that it was not the appropriate occasion to create a rule requiring the Chair of the Board of Directors to be necessarily independent, the Report suggested the creation of the role of Lead Independent Director (“LID”), to serve as an alternative point of contact with shareholders whenever the Chair of the Board was not independent. At this point, it is important to note that Director Ollie was precisely the person later appointed in 2023 as Vale’s LID, and since then he has performed that role with recognized skill and diligence. Aware of this, the Complainants attempt — belatedly, in order to avoid appropriate adversarial discussion on the matter — to manufacture a false confusion between “nomination” and “connection.” This is because the bylaw provision establishes that any director who has a “formal or declared connection with a shareholder” holding “a direct or indirect interest exceeding five percent (5%) of the Company’s share capital” shall not be deemed independent. However, it does not take much effort to conclude that a given shareholder’s support for a candidate, or even the candidate’s nomination, cannot disqualify that candidate’s independence. This is even more so in the case of a candidate who, in addition to serving as Lead Independent Director, has had his independence analyzed and confirmed more than once not only by the Board of Directors (when nominating him as a candidate for independent member of the Board of Directors), but also by the shareholders’ meeting itself (when electing him). It is therefore concluded that the calling of the meeting and the presentation of the respective proposals reflect the legitimate exercise of Previ’s rights as a relevant shareholder, committed to the creation of sustainable value and to the Company’s ongoing governance evolution process as a global corporation. For this very reason, the Board itself unanimously approved—including with the vote of the director supported by the Complainants — the acceptance of Previ’s request to call the meeting and the submission of the proposals presented for deliberation by the EGM, at which time the shareholders present will be responsible for analyzing the proposals submitted and voting on them in accordance with what they deem to reflect the best interests of the Company. * * * Having provided these clarifications, Previ draws the CVM’s attention to the fact that the Complainants, in their statement, refer to the content of an alleged minutes of a meeting of the Nomination and Governance Committee. Free Translation However, to the best of Previ’s knowledge, the minutes of meetings of the Nomination and Governance Committee are internal and confidential documents of the Company, not disclosed to the public through any of its regular communication channels. It therefore appears that the Complainants—shareholders allegedly holding 0.5% of the share capital — admit to having had access to confidential and internal Company documents, for which reason the CVM is urged to adopt the necessary measures to investigate any potential wrongdoing in connection with such access. Rio de Janeiro, July 21, 2026. Adriana Duarte Chagastelles President E.E. Data: 21/07/2026 15:54 -03:00 Free Translation Exhibit 2 Minutes of the June 19, 2026 BoD Meeting Vale S.A. CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 1 ATA DE REUNIÃO EXTRAORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 19 DE JUNHO DE 2026 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 19, 2026. 1. DATA, HORA E LOCAL: O Conselho de Administração (“CA”) se reuniu no dia 19 de junho de 2026, das 15h10min às 19h40min, na Praia de Botafogo, 186, 20º andar, na cidade do Rio de Janeiro, RJ. 1. DATE, TIME, AND PLACE: The Board of Directors ("BoD") met on June 19, 2026, from 03:10 p.m. to 07:40 p.m., at Praia de Botafogo 186, 20th floor, in the city of Rio de Janeiro, RJ. 2. MESA: Daniel André Stieler (”DS”), Presidente do CA; e Luiz Gustavo Gouvêa (“LGG”), Diretor de Governança Corporativa (“DGC”) da Vale S.A. (“Vale” ou “Companhia”), Secretário. 2. BOARD: Daniel André Stieler (”DS”), Chairman; and Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A. (“Vale” or “Company”), Secretary. 3. PRESENÇAS: 3. ATTENDANCE: 3.1 Daniel André Stieler (”DS”) – Presidente (“PCA”); 3.2 Marcelo Gasparino da Silva – Vice- Presidente (“MG”); 3.3 André Viana Madeira (“AM”); 3.4 Anelise Quintão Lara (“AL”); 3.5 Fernando Jorge Buso Gomes (“FB”); 3.6 Franklin Lee Feder (“FF”); 3.7 Heloísa Belotti Bedicks (“HB”); 3.8 Márcio Antônio Chiumento (“MC”); 3.9 Manuel Lino Silva de Sousa Oliveira (“OO”); 3.10 Rachel de Oliveira Maia (“RM”); 3.1. Daniel André Stieler (“DS”) – Chairman (“PCA”); 3.2. Marcelo Gasparino da Silva - Vice-Chairman (“MG”); 3.3. André Viana Madeira (“AM”); 3.4. Anelise Quintão Lara (“AL”); 3.5. Fernando Jorge Buso Gomes (“FB”); 3.6. Franklin Lee Feder (“FF”); 3.7. Heloísa Belotti Bedicks (“HB”); 3.8. Márcio Antônio Chiumento (“MC”); 3.9. Manuel Lino Silva de Sousa Oliveira (“OO”); 3.10. Rachel de Oliveira Maia (“RM”); Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 2/13 3.11 Reinaldo Duarte Castanheira Filho (“RC”); 3.12 Shunji Komai (“SK”); e 3.13 Wilfred Theodoor Bruijn (“WB”). 3.11. Reinaldo Duarte Castanheira Filho (“RC”); 3.12. Shunji Komai (“SK”); and 3.13. Wilfred Theodoor Bruijn (“WB”). Representando a totalidade dos membros do CA. Adicionalmente, participaram da reunião os Srs. Denis Cuenca, Diretor de Auditoria e Conformidade e Julian Chediak e Caio Machado, assessores jurídicos do CA. Representing all the members of the Board of Directors. In addition, the meeting was attended by Messrs. Denis Cuenca, Director of Audit and Compliance and Julian Chediak and Caio Machado, legal advisors of the Board of Directors. 4. ORDEM DO DIA: 4. AGENDA: 4.1. SESSÃO EXCLUSIVA: 4.1.1 Abertura da Reunião 4.1. EXCLUSIVE SESSION; 4.1.1 Meeting Opening 4.2 PAUTA DELIBERATIVA: 4.2.1 Convocação de Assembleia Geral Extraordinária para deliberação dos seguintes temas, conforme carta recebida da Previ: (i) Destituição do Conselheiro Daniel Stieler; (ii) Eleição de membro do Conselho de Administração; (iii) Eleição de Presidente do Conselho de Administração. 4.2 DELIBERATIVE AGENDA: 4.2.1 Call Notice for an Extraordinary Shareholders’ Meeting to the following matters, as per the letter received from Previ: i) Removal of Board Member Daniel Stieler; ii) Election of a Member of the Board of Directors; ii) Election of the Chair of the Board of Directors. 5.1 SESSÃO EXCLUSIVA: 5.1. EXCLUSIVE SESSION: 5.1.1 ABERTURA DA REUNIÃO – O PCA, DS, abriu a reunião discorrendo sobre a ordem do dia, informando que a presente reunião extraordinária foi convocada em 5.1.1 MEETING OPENING – The PCA, DS, opened the meeting by discussing the agenda, informing that this extraordinary meeting was called in response to the Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 3/13 atendimento ao requerimento da acionista Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”) para convocação de Assembleia Geral Extraordinária para deliberar sobre as seguintes matérias: i. destituição do Conselheiro DS, ii. indicação de conselheiro e, iii. caso aprovada a matéria prevista no item i., eleição de PCA. Passou então à leitura da citada carta encaminhada pela Previ, constante do Anexo 1 a esta ata, em sua íntegra, para os presentes. Na sequência, informou que o Comitê de Indicação e Governança (“CIG”) se reuniu na véspera, dia 18 de junho, para discutir o tema, considerando suas atribuições quanto a discussões envolvendo a governança da Companhia e a indicação de candidatos ao CA. Neste contexto, por recomendação de DS, LGG passou a ler a minuta da ata da reunião do CIG de 18 de junho, tendo DS ressaltado que, dado o prazo exíguo desde sua realização, a mesma se encontra em validação. Prosseguindo, DS passou então a ler manifestação, de sua autoria, constante do Anexo 2 a esta ata, endereçando sua visão a respeito do teor da carta da Previ, sua participação acionária e representação atual no Conselho e request of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ ("Previ") to send a call notice for an Extraordinary General Meeting to resolve on the following matters: i. dismissal of DS of the Director position, ii. appointment of a Director and, iii. if the matter provided for in item i. is approved, election of PCA. Then, DS proceeded to read the aforementioned letter sent by Previ, contained in Annex 1 to these minutes, in its entirety, to those present. Subsequently, he informed that the Nomination and Governance Committee ("CIG") met the day before, June 18, to discuss the topic, considering its attributions regarding discussions involving the Company's governance and the nomination of candidates to the Board of Directors. In this context, on the recommendation of DS, LGG began to read the minutes of the CIG meeting of June 18, and DS emphasized that, given the short period since it was held, it is being validated. Continuing, DS then proceeded to read a statement of his authorship, contained in Annex 2 to these minutes, addressing his view regarding the content of Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 4/13 questões relacionadas à governança e estratégia da Vale e Matriz de Competências do CA. Previ's letter, its shareholding and current representation on the Board and issues related to Vale's governance and strategy and the Board of Directors' Competency Matrix. 5.2 PAUTA DELIBERATIVA: 5.2. DELIBERATIVE AGENDA: 5.2.1 CONVOCAÇÃO DE ASSEMBLEIA GERAL EXTRAORDINÁRIA PARA DELIBERAÇÃO DOS SEGUINTES TEMAS, CONFORME CARTA RECEBIDA DA PREVI: (I) DESTITUIÇÃO DO CONSELHEIRO DANIEL STIELER; (II) ELEIÇÃO DE MEMBRO DO CONSELHO DE ADMINISTRAÇÃO; (III) ELEIÇÃO DE PRESIDENTE DO CONSELHO DE ADMINISTRAÇÃO – Inicialmente, com o parecer favorável do CIG, o CA aprovou, por unanimidade, por considerar atendidos os requisitos legais, a convocação de Assembleia Geral Extraordinária, por requerimento da Previ, para deliberar sobre: i. Destituição do Sr. Daniel André Stieler do cargo de membro do Conselho de Administração; ii. Caso seja aprovada a matéria constante do item i. acima, eleição de novo membro do Conselho de Administração para cumprir o prazo de gestão até a Assembleia Geral Ordinária a ser realizada em 2027; e. 5.2.1 CALL NOTICE FOR AN EXTRAORDINARY SHAREHOLDERS’ MEETING TO THE FOLLOWING MATTERS, AS PER THE LETTER RECEIVED FROM PREVI: I) REMOVAL OF BOARD MEMBER DANIEL STIELER; II) ELECTION OF A MEMBER OF THE BOARD OF DIRECTORS; III) ELECTION OF THE CHAIR OF THE BOARD OF DIRECTORS – Initially, with the favorable opinion of CIG, the Board of Directors unanimously approved, considering that the legal requirements had been met, the call notice of an Extraordinary General Meeting, at the request of Previ, to resolve on: i. Dismissal of Mr. Daniel André Stieler from the position of member of the Board of Directors; ii. If the matter contained in item i. above is approved, election of a new member of the Board of Directors to meet the term of office until the Annual General Meeting to be held in 2027; e. iii. If the matter contained in Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 5/13 iii. Caso seja aprovada a matéria constante do item i. acima, eleição do Presidente do Conselho de Administração. Destarte, fica consignado que, em atendimento à correspondência encaminhada à Companhia, em 11/06/2026, pela Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, acionista titular de 7,01% do capital social da Vale, requerendo a convocação de Assembleia Geral Extraordinária, conforme Fato Relevante divulgado ao mercado na mesma data, o CA aprovou, por unanimidade e com o parecer favorável do CIG, a convocação da Assembleia Geral Extraordinária a se realizar em 22/07/2026, às 10h, de modo exclusivamente digital pela plataforma TEN. Os documentos relativos às matérias constantes da ordem do dia serão divulgados oportunamente ao mercado. Prosseguindo, o CA passou então a discutir a destituição do Conselheiro DS. DS inicialmente ressaltou seu pedido ao CIG para que LGG, Diretor de Governança Corporativa (“DGC”), apresentasse a evolução da governança da Companhia e da atuação do CA diante dos aspectos constantes da carta apresentada item i. above is approved, election of the Chairman of the Board of Directors. Thus, it is hereby stated that, in compliance with the correspondence sent to the Company on June 11, 2026, by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, a shareholder holding 7.01% of Vale’s capital stock, requesting the call of an Extraordinary Shareholders’ Meeting, as disclosed to the market through a Material Fact released on the same date, the Board of Directors approved, unanimously and with the favorable opinion of the CIG, the call of an Extraordinary Shareholders’ Meeting to be held on July 22, 2026, at 10:00 a.m., exclusively in digital format through the TEN platform. The documents related to the matters included in the agenda will be duly disclosed to the market in due course. Continuing, the Board of Directors then proceeded to discuss the dismissal of Director DS. DS initially highlighted its request to the CIG for LGG, Director of Corporate Governance ("DGC"), to present the evolution of the Company's governance and the performance of the Board of Directors in view of the aspects contained in the letter Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 6/13 pela Previ, uma vez que diz respeito à atuação de todos, como colegiado. Neste contexto, os Conselheiros destacaram o forte acompanhamento da atuação do CA, com respectivos indicadores, e a avaliação do CA, realizada pela consultoria independente Korn Ferry, que aponta a sólida evolução do CA, passando, nos últimos anos, do estágio “intermediário” a “estratégico”, e da governança da Companhia, além do atingimento, pela Vale, pelos 2 últimos anos consecutivos, de 100% das práticas recomendadas pelo Código Brasileiro de Governança Corporativa conforme Informe de Governança arquivado junto à CVM. DS adicionou que realizou recente roadshow com investidores brasileiros e estrangeiros, junto com MG e OO, sendo reconhecida a evolução na governança da Companhia, sua transparência, valorização do contato direto com o CA, estabilidade, foco estratégico, evolução cultural e robustez financeira, além da cooperação entre o CA e o management, dentre outros itens de feedback positivo. LGG passou então a apresentar a evolução da governança corporativa da Companhia no período 2023- 2026, conforme Anexo 3 à presente presented by Previ, since it concerns the performance of all, as a collegiate body. In this context, the Board Members highlighted the strong monitoring of the performance of the Board of Directors, with respective indicators, and the evaluation of the Board of Directors, carried out by the independent consulting firm Korn Ferry, which points to the solid evolution of the Board of Directors, passing, in recent years, from the "intermediate" to the "strategic" stage, and the Company's governance, in addition to the achievement, by Vale, for the last 2 consecutive years, 100% of the practices recommended by the Brazilian Code of Corporate Governance, according to the Governance Report filed with CVM. DS added that it held a recent roadshow with Brazilian and foreign investors, together with MG and OO, recognizing the evolution in the Company's governance, its transparency, appreciation of direct contact with the Board of Directors, stability, strategic focus, cultural evolution and financial robustness, in addition to the cooperation between the Board of Directors and management, among other items of positive feedback. LGG then went on to present the evolution of the Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 7/13 ata. Ao fim da apresentação, DS leu aos demais membros do CA a carta do CEO divulgada no âmbito da convocação da Assembleia Geral Ordinária de 2026, destacando os avanços dos negócios e segurança da Vale, dentre outros, com consistência e disciplina, evoluindo suas práticas, aprofundando o engajamento com stakeholders e aprimorando a transparência da Companhia. No âmbito dos debates, Julian Chediak (“JC”), Assessor do CA, esclareceu aos Conselheiros ser recomendável que o CA se manifeste sobre os itens da ordem do dia da Assembleia, conforme entendimento da CVM, acrescentando que tal manifestação visa prover aos acionistas esclarecimentos sobre cada um dos itens a serem deliberados em sede de Assembleia. Adicionalmente, JC informou as principais premissas constantes da Política de Gestão de Conflitos de Interesses da Companhia, segundo as quais qualquer membro que se considere conflitado em uma discussão deve se declarar como tal e, caso não o faça, outra pessoa presente poderá apontar a situação. Neste contexto, nenhum membro do CA declarou-se conflitado, não tendo Company's corporate governance in the 2023-2026 period, as shown in Annex 3 to these minutes. At the end of the presentation, DS read to the other members of the Board of Directors the letter from the CEO released as part of the call for the 2026 Annual General Meeting, highlighting the advances in Vale's business and safety, among others, with consistency and discipline, evolving its practices, deepening engagement with stakeholders and improving the Company's transparency. Within the scope of the debates, Julian Chediak ("JC"), legal counsel to the Board of Directors, clarified to the Board Members that it is recommended that the Board of Directors express its opinion on the items on the agenda of the Meeting, as understood by CVM, adding that such statement aims to provide shareholders with clarifications on each of the items to be resolved at the Meeting. In addition, JC informed the main premises contained in the Company's Conflict of Interest Management Policy, according to which any member who considers himself conflicted in a discussion must declare himself as such and, if he does not do so, another person present may point out the situation. Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 8/13 havido apontamentos adicionais de outros membros a respeito. Os Conselheiros passaram então a discutir o item i. da pauta: destituição do Conselheiro DS, tendo sido debatidas, neste contexto, percepções de estranhamento e intempestividade da carta apresentada pela acionista Previ, a despeito de sua legitimidade, e que as apresentações e fatos trazidos na presente reunião demonstram como o CA e o PCA vem atuando ao longo dos últimos anos. Após debate, considerando as abstenções de voto manifestadas pelos Conselheiros FB, OO e SK, o CA, por maioria (9 votos de um total de 10, com voto contrário do Conselheiro MC) entendeu por recomendar à Assembleia a rejeição da destituição de DS. Ficam registrados anexos à presente ata os votos dos Conselheiros DS, MC e MG constantes dos Anexos 2 e 4 à presente ata. No âmbito de tais debates, os Conselheiros reafirmaram a importância da estrita confidencialidade das discussões ora havidas, inclusive diante dos deveres de diligência e lealdade. In this context, no member of the Board of Directors declared himself conflicted, and there were no additional notes from other members in this regard. The Board Members then proceeded to discuss item i. of the agenda: dismissal of the Board Member DS, and in this context, perceptions of estrangement and untimeliness of the letter presented by the shareholder Previ were discussed, despite its legitimacy, and that the presentations and facts brought at this meeting demonstrate how the Board of Directors and the PCA have been acting over the last few years. After debate, considering the abstentions from voting expressed by Directors FB, OO and SK, the Board of Directors, by majority (9 votes out of a total of 10, (with contrary vote of Director MC) decided to recommend to the Extraordinary Shareholders’ Meeting the rejection of DS's dismissal. The votes of the DS, MC and MG Directors, listed in Annex 2 and 4 to these minutes, are recorded as annexed to these minutes. In the context of these debates, the Board Members reaffirmed the importance of strict confidentiality of the discussions that have taken Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 9/13 Em continuação, o CA passou a debater o item ii. da pauta: eleição de membro do Conselho de Administração. DS informou que o CIG se posicionou, em reunião realizada em 18 de junho, por maioria, no sentido de indicar a candidata Sra. Ieda Gomes Yell, por ter sido avaliada e selecionada no âmbito do Processo de Indicação conduzido pelo CIG para o mandato em curso. O CA debateu o tema, iniciando pelo candidato indicado pela acionista Previ, Sr. Jose Mauricio Pereira Coelho (qualificação constante do Anexo 5 à presente ata), reconhecendo que o mesmo reúne características que o habilitariam a ocupar a posição de conselheiro da Vale, caso eleito pelos acionistas. No entanto, dado que não foi avaliado à luz do Processo de Indicação formal da Vale, nos termos de sua governança, o CA, por maioria, entendeu por não se posicionar a respeito. Prosseguindo, o CA passou então a discutir o perfil da Sra. Ieda Gomes Yell e, considerando ter sido avaliada e selecionada nos termos do Processo de Indicação da Vale, em linha com a Política de Administradores e governança da Vale e, ainda, sua disponibilidade para a posição, além place herein, including in view of the duties of diligence and loyalty. Continuing, the Board of Directors began to debate item ii. of the agenda: election of a member of the Board of Directors. DS informed that CIG took a position, in a meeting held on June 18, by majority, in order to indicate the candidate Ms. Ieda Gomes Yell, as she had been evaluated and selected within the scope of the Nomination Process conducted by the CIG for the current term. The Board of Directors discussed the issue, starting with the candidate indicated by the shareholder Previ, Mr. Jose Mauricio Pereira Coelho (qualification contained in Annex 5 to these minutes), recognizing that he has characteristics that would qualify him to occupy the position of Vale’s Director, if elected by the shareholders. However, given that he was not evaluated in light of Vale's formal Nomination Process, under the terms of its governance, the Board of Directors, by majority, decided not to take a position on the matter. Continuing, the Board of Directors then proceeded to discuss the profile of Ms. Ieda Gomes Yell and, considering that she had been evaluated and selected under the terms of Vale's Nomination Process, Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 10/13 de reforço da diversidade e da complementariedade de competências do colegiado advindos de sua indicação, o CA, por maioria (8 votos de um total de 13, com votos contrários de HB, MC, OO, RC e SK) optou por indicar, para deliberação dos acionistas em sede de Assembleia Geral, o nome da Sra. Ieda Gomes Yell (qualificação constante do Anexo 6 à presente ata) para a posição de membro do CA, caso aprovada pelos acionistas a matéria constante do item i da pauta da Assembleia. Por fim, passando ao item iii. da pauta: eleição de Presidente do Conselho de Administração, o PCA pediu aos Conselheiros que manifestassem se teriam interesse em se candidatar à posição, ao que o Conselheiro MG respondeu afirmativamente, tendo o conselheiro OO confirmado sua candidatura a Presidente do CA, em linha com o texto contido na carta da acionista Previ. O CA passou então a debater o tema, tendo os Conselheiros reconhecido que todos os membros do colegiado reúnem características para assumir a posição de Presidente do CA e, deliberando, por unanimidade, com abstenção de MG e OO, encaminhar à Assembleia os in line with Vale's Management and Governance Policy, and also her availability for the position, in addition to reinforcing the diversity and complementarity of the collegiate competencies arising from her appointment, the Board of Directors, by majority (8 votes out of a total of 13, with contrary votes of Directors HB, MC, OO, RC and SK) chose to indicate, for shareholders' deliberation at the Shareholders' Meeting, the name of Ms. Ieda Gomes Yell (qualification set out in Exhibit 7 to these minutes) for the position of member of the Board of Directors, if approved by the shareholders the matter contained in item i of the Meeting's agenda. Finally, moving on to item iii. of the agenda: election of Chairman of the Board of Directors, the PCA asked the Board Members to express whether they would be interested in applying for the position, to which the Board Member MG replied affirmatively, with Board Member OO confirming his candidacy for Chairman of the Board of Directors, in line with the text contained in the letter from the shareholder Previ. The Board of Directors then began to debate the topic, and the Board Members recognized that all members of the board meet the Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 11/13 nomes de MG e OO para eleição de Presidente do CA, caso seja aprovada a matéria constante do item i. da ordem do dia do conclave, por terem os dois, MG e OO, manifestado interesse em se candidatar à posição. Antes de ser dada por concluída a reunião, o CA debateu cenários de data para realização da Assembleia Geral Extraordinária tendo, por maioria (10 votos de um total de 13, com votos contrários dos Conselheiros AV, DS e MG) aprovado sua realização no dia 22 de julho. Neste contexto, JC informou que a convocação da Assembleia será realizada na presente data, em linha com o requerimento da Previ, sendo que a documentação legal e regulatória será produzida nos próximos dias para divulgação ao mercado. Por fim, o CA reafirmou a importância da confidencialidade dos presentes debates e da comunicação adequada das deliberações ora havidas junto aos stakeholders da Companhia, tendo o Sr. Denis Cuenca ressaltado que eventuais roadshows prévios à Assembleia devem observar as premissas constantes do Regimento Interno do characteristics to assume the position of President of the Board of Directors and, deliberating, unanimously, with MG and OO abstaining, forward to the Shareholders Meeting the names of MG and OO for the election of President of the Board of Directors, if the matter contained in item i. of the agenda is approved by the shareholders, because both MG and OO have expressed interest in applying for the position. Before the meeting was concluded, the Board of Directors discussed date scenarios for the Extraordinary General Meeting and, by majority (10 votes out of a total of 13, with contrary votes of Directors AV, DS and MG), approved its holding on July 22. In this context, JC informed that the convening of the Meeting will be held on this date, in line with Previ's request, and the legal and regulatory documentation will be produced in the coming days for disclosure to the market. Finally, the Board of Directors reaffirmed the importance of the confidentiality of the present debates and the adequate communication of the deliberations now made with the Company's stakeholders, and Mr. Denis Cuenca emphasized that any roadshows prior to the Meeting must Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 12/13 CA, Estatuto Social e Políticas da Companhia. Referência: Cartas Previ 11.06.2026 e 14.06.2026 e materiais anexos. comply with the premises contained in the Internal Regulations of the Board of Directors, Bylaws and Company Policies. Reference: Previ Letters 06.11.2026 and 06.14.2026 and support materials. 5 ENCERRAMENTO: Cumprida a agenda do dia, e nada mais havendo a tratar, o PCA agradeceu a participação de todos e deu por encerrada a reunião, lavrando-se a presente ata. Fica ressaltado que, caso haja qualquer discrepância entre a ata em português e sua tradução livre para o inglês, a ata em português sempre prevalecerá. Da mesma forma, os documentos e apresentações em português que embasaram os assuntos tratados nesta reunião prevalecerão, em caso de divergência, sobre a suas respectivas versões em inglês, todos disponibilizados e arquivados no Portal de Governança. Rio de Janeiro, 19 de junho de 2026. 5. CLOSING: Having completed the agenda for the day, and with no further business to discuss, the PCA thanked everyone for their participation and closed the meeting, drawing up these minutes. It is emphasized that, if there is any discrepancy between the minutes in Portuguese and their free translation into English, the minutes in Portuguese will always prevail. Likewise, the documents and presentations in Portuguese that supported the matters discussed at this meeting will prevail, in case of divergence, over their respective English versions, all made available and filed on the Governance Portal. Rio de Janeiro, June 19, 2026. ________________________________ Daniel André Stieler Presidente / Chairman ________________________________ Marcelo Gasparino da Silva Vice-Presidente / Vice-Chairman Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 13/13 ________________________________ André Viana Madeira Conselheiro / Director ________________________________ Anelise Quintão Lara Conselheira / Director ________________________________ Fernando Jorge Buso Gomes Conselheiro / Director ________________________________ Franklin Lee Feder Conselheiro / Director ________________________________ Heloísa Belotti Bedicks Conselheira / Director ________________________________ Márcio Antônio Chiumento Conselheiro / Director ________________________________ Manuel Lino Silva de Sousa Oliveira Conselheiro / Director ________________________________ Reinaldo Duarte Castanheira Filho Conselheiro / Director ________________________________ Rachel de Oliveira Maia Conselheira / Director ________________________________ Shunji Komai Conselheiro / Director ________________________________ Wilfred Theodoor Bruijn Conselheiro / Director ________________________________ Luiz Gustavo Gouvea Secretário / Secretary To Vale S.A. Attn.: Board of Directors Ref.: Request to call an Extraordinary General Meeting Dear Sirs, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, in its capacity as a shareholder of Vale S.A. ("Vale" or the "Company"), holder of 7.01% of the Company's share capital, pursuant to Articles 121, 122, item II, 123, sole paragraph, (c), of Law No. 6,404/1976 (the "Brazilian Corporate Law") and CVM Resolution No. 70/2022, hereby respectfully requests that an Extraordinary General Meeting be called to deliberate on the following matters: (i) the removal of Mr. Daniel André Stieler from the position of member of the Board of Directors; (ii) the appointment of Mr. José Mauricio Pereira Coelho as a full member of the Board of Directors, to complete the current term of office; and, if the matter set forth in item (i) is approved, (iii) the election of the Chair of the Board of Directors. This request is based on the need to improve the Company's corporate governance, as well as to strategically align the actions of the Board of Directors with the creation of sustainable long-term value, also considering the Critical Competencies Matrix of the Board of Directors. On this same occasion, we declare our support for the nomination of Mr. Manuel Lino Silva de Sousa Oliveira for the position of Chair of Vale's Board of Directors, as we understand that the potential conduct of such office will contribute positively to: • strengthening governance practices; • improving strategic management; • alignment with the interests of shareholders and stakeholders. In view of the above, the following is requested: 1. Formal receipt of this request; 2. Adoption of the necessary measures for the calling of the Extraordinary General Meeting, pursuant to the applicable legislation, the Company's Bylaws and internal rules, including the Officers Policy; 3. Inclusion of the matters described above in the agenda of the meeting. In compliance with Articles 3 and 7 of Annex K to CVM Resolution No. 80/2022 ("CVM Resolution 80") and Article 11, item I, of CVM Resolution No. 81/2022, Previ encloses with this request: (i) a statement by Mr. José Mauricio Pereira Coelho that he meets the requirements provided for in Article 147 of the Brazilian Corporate Law to hold office; (ii) the candidate's résumé, containing his qualifications; (iii) the information regarding the candidate provided for in items 7.3 to 7.6 of the Reference Form; and (iv) his statement of compliance with the independence criteria set forth in Annex K to CVM Resolution 80, in the Novo Mercado Regulation and in the Company's Bylaws. No further matters for the moment, we renew our highest regards. Rio de Janeiro, 11 June 2026 Adriana Duarte Chagastelles Director of Participations [20:25, 19/06/2026] Daniel Stieler: “I am not here to defend a personal position. I am here to defend the importance of decisions based on facts, governance, and the best interests of the Company.” This statement may be repeated several times throughout the defense. The situation goes beyond a simple “change in leadership” and may evolve into a potential scenario involving Abuse of Rights and Breach of Disclosure Duties, should the formal justifications prove to be materially inconsistent with the factual reality. As a preliminary matter, it is important to clarify that Previ’s request for removal, coupled with the nomination of another director, is not supported by the shareholding stake it currently holds. The other shareholders with ownership stakes equivalent to Previ’s each have only one nominated member. Furthermore, my independent status has already been formally declared since the last Shareholders’ Meeting. 1. The Conflict Between the Ad Nutum Right and Material Truth Although Article 140 of Brazilian Corporate Law (Law No. 6,404/76) grants shareholders the right to remove directors at any time and without cause (ad nutum), such right is not absolute when exercised within the framework of a publicly held company with dispersed ownership (corporation). If Previ presents specific justifications—such as the need to strengthen corporate governance, strategic alignment of the Board of Directors with the creation of sustainable long-term value, consideration of the Board’s Critical Competencies Matrix, enhancement of governance practices, improvement of strategic management, alignment with the interests of shareholders and stakeholders, or a purported “need for strategic improvement”—it links the ethical and, to some extent, legal validity of the act to those stated reasons. Such allegations may be challenged by positive performance indicators, the absence of proceedings, and a constructive relationship with the Board, thereby rendering the official justification an administrative misrepresentation of facts. 2. Abuse of Voting Rights (Article 115 of the Brazilian Corporate Law – Law No. 6,404/1976) The assessment of leadership should be grounded in objective indicators. The Company has demonstrated consistent progress in operational efficiency, capital discipline, shareholder returns, and significant advancements in sustainability and safety. Naturally, there are always opportunities for improvement. No organization is ever fully complete. The key issue is whether a leadership transition at this point would create greater value than the risks inherently associated with such a transition during a favorable operational and strategic cycle. Shareholders must exercise their voting rights in the best interests of the Company. A request to remove a Chairman of the Board that is not supported by facts may constitute a potential misuse of power. Harm to the Corporate Interest: Removing an effective leader under false pretenses may be interpreted as an act intended to serve the particular interests of a shareholder to the detriment of the Company’s interests, thereby constituting an abuse of voting rights. 3. Disclosure Responsibility (CVM Resolution No. 80/2022) The Brazilian Securities and Exchange Commission (CVM) requires that information disclosed to the market be truthful, complete, consistent, and not misleading to investors. Accordingly, the Company’s officers and the Company itself have a responsibility to ensure that the information disclosed in the Notice of Call for the Extraordinary Shareholders’ Meeting is accurate and reliable, avoiding the dissemination of justifications that do not reflect the Company’s actual performance indicators and institutional assessments. The uncritical reproduction of an isolated statement by a particular shareholder does not exempt the Company from its duty to provide accurate information, as required in the domestic and international markets in which it operates. Such an anomaly could expose the Company to administrative inquiries by the CVM and even judicial measures brought by other shareholders who may consider themselves harmed by artificially created instability. 4. The Governance Paradox My actions have always been subject to the control and evaluation mechanisms established by the Company. Throughout this period, there have been no formal findings indicating misconduct, noncompliance, or material governance failures. Naturally, every director is subject to criticism and evaluation. This is healthy. What I consider important is that such evaluations be based on verifiable facts and objective criteria. Accordingly, Previ’s argument that the replacement is intended to “strengthen governance” becomes contradictory if the process disregards the established performance evaluation procedures. If a director has received positive assessments through the Company’s governance structures, ignoring institutional information in order to carry out a politically motivated removal constitutes, by definition, a weakening—not a strengthening—of governance. 5. Strategic Assessment of the Situation It is not my role to speculate about motivations. My role is to analyze the grounds presented. In governance matters, the greater the impact of a decision, the greater the consistency required in its underlying rationale. My sole concern is that any decision of this nature be aligned with the Company’s best interests and supported by objective, transparent, and verifiable elements. 6. Executive Assessment The absence of a requirement for cause in a removal (ad nutum) is accompanied by a duty of truthfulness whenever reasons are expressly stated: shareholder discretion is subject to the overriding limits imposed by the doctrine of determining facts and the principle of objective good faith. The assessment is that this situation may have moved beyond the boundaries of ordinary corporate law and entered the realm of abuse of voting power and potential regulatory violations. If the stated justifications are false or materially weak, the removal ceases to be a legitimate exercise of shareholder rights and may become an act subject to annulment or compensation, as it violates the duties of loyalty owed to the Company and the transparency required by the capital markets. Raposa Serra do Sol (RO) Photo: Max Levay VALE’s Board of Directors Corporate Governance E v o l u t i o n 2 0 2 3- 2 0 2 6 Photo: Ricardo Teles 18 JUNE 2026 In line with Vale’s Bylaws and its Internal Regulations, the Board of Directors (CA) acts as the guardian of the Company’s strategy, safety and sustainable value creation, aligned with global best practices in corporate governance and in a diligent and ethical manner. The CA Evolution Plan seeks to enhance corporate governance practices, advance strategy / strategic topics and foster closer communication with key stakeholders: Integration with Vale Executive Committee Dialogue with authorities and international bodies Closer engagement with investors, clients and strategic partners Presence in Vale communities and operations Directors in Action Program, CA Institutional Plan and Training Plan VALE Corporate Governance | Evolution 2023 - 2026 Vale Strategy I. Definition of Strategic Topics, aligned with the Company’s senior leadership, with in-depth discussions by the Board in adherence to the established Work Plan II. Ongoing oversight of the execution of Vale Strategy 2030, aligned with superior portfolio positioning, disciplined operational performance and commitment to safety, sustainability and operational stability, with emphasis on: a. Iron Ore Solutions, with progress in structuring projects (such as Vargem Grande, Capanema and the Novo Carajás Program) and diversification of Vale’s product portfolio, with a customer focus b. Base Metals, with copper expansion in Carajás and the strategic redesign of the nickel business c. Progress in reparations, with completion of 81% of commitments executed in the Brumadinho reparation and significant progress on the compensation, environmental and resettlement fronts in the Mariana reparation d. Progress in tailings and dam safety management, including implementation of the GISTM in 100% of tailings dams and fulfillment of the public commitment to have no structure at emergency level 3 e. Oversight of risk and financial asset management VALE Corporate Governance | Evolution 2023 - 2026 People, Cultural Evolution & Corporate Governance (I / III) I. Conduct of the CEO succession process, which culminated in the unanimous approval of Gustavo Pimenta as Vale CEO, in strict compliance with the Company’s governance processes II. Approval of the Company’s new organizational structure, in line with its strategic planning and purpose, with clarity in the definition of roles and responsibilities III. Recomposition of Vale’s Executive Committee IV. Conduct of the Company’s leadership succession plan, carried out with technical rigor and transparency, aiming at an increasingly qualified and secure decision-making process, aligned with Vale’s purpose V. Conduct of the BoD Nomination Process for the 2025-2027 term, culminating in the full approval of the proposal by Vale’s shareholders and ensuring the continuity of the Company’s governance evolution, with emphasis on: a. Renewal of BoD composition and reinforcement of strategic profiles and experiences relevant to the Company, especially in the mining, finance and sustainability sectors b. Review and update of the BoD Critical Competencies Matrix, aiming to strengthen the competencies required of the collegiate body and its alignment with Vale’s strategic challenges VALE Corporate Governance | Evolution 2023 - 2026 People, Cultural Evolution & Corporate Governance (II / III) VI. Structured onboarding program for the new collegiate body, aimed at boosting its integration into the business and operations context, Vale culture and governance dynamics, in order to catalyze Directors’ performance VII. BoD support to Vale management in the voluntary adoption of the Sustainability-Related Financial Information Report since 2025 VIII.Reinforcement of the BoD strategic agendas and governance for Strategic Topics, focused on optimizing meeting dynamics and strengthening the role of the Advisory Committees IX. Evolution of the Company’s Corporate Policies framework as an instrument of cultural transformation, with emphasis on the Conflict of Interest Management Policy, Anti-Corruption Policy, Climate Change Policy, Risk Management Policy and Human Rights Policy VALE Corporate Governance | Evolution 2023 - 2026 People, Cultural Evolution & Corporate Governance (III / III) X. Directors in Action Program, reinforcing the integration of the BoD with Vale executives, operations, businesses and stakeholders and with strategic priorities XI. Monitoring of the Energy Transition Metals business through VBM and evolution of governance between Vale and VBM XII. Reinforced monitoring of the governance and management of strategic companies brought under direct oversight, such as Samarco XIII.Monitoring of the Company’s People Strategy and cultural evolution, which culminated in the evolution of the Cultural Narrative, aligned with Vale’s strategic drivers, continuing the cultural transformation journey and strengthening the sense of belonging and adherence to Vale’s strategy XIV.Monitoring of the Company’s communication strategies before different stakeholders and institutional engagement As a result of the evolution of governance practices, Vale’s Governance Report has, since 2024, achieved 100% adherence to the practices recommended by the Brazilian Corporate Governance Code VALE Corporate Governance | Evolution 2023 - 2026 Board of Directors: key 2025 figures for the CA and Advisory Committees Period: Jan to Dec/2025 ¹ Assumptions adopted in this material: Agenda items titled “Opening”, “Break”, “Closing”, “Lunch” and “Executive Session” were removed | Average of 10 pages per minutes used to calculate the total minutes volume ~900items ¹ • 675 informatives • 225 deliberatives ~1340 minutes pages ¹ 808demands registered ~13.189 pages of materials provided for meetings 118 meetings (71 Ord. + 20 Extra): • 21 BoD • 97 Committees ~377hours in duration • ~95 hours BoD • ~282 hours Committees 29visits and representations, being 9 internationals of Directors in Action Program, Institutional Plan and BoD Capacitation Strategic Plan • 2 meetings exclusives of PE: 29/05 and 02/10 Proxy Ratings 2023 Proxy Ratings 2025 Evolution in international governance ratings Proxy Ratings 2026 Vale’s governance progress has been recognized by proxy advisors and international rating agencies VALE Corporate Governance | Evolution 2023 - 2026 Board of Directors Assessment In the CA 2026 annual assessment, Korn Ferry recorded Vale’s CA evolution from Intermediate Stage to Mature, transitioning to Strategic. VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2023) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2023) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2025) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2025) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2025) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition 2025 – Review Example VALE Corporate Governance | Evolution 2023 - 2026 Directors in Action Program, CA Institutional Plan and Training Plan Initiatives launched in 2023 to strengthen governance by integrating the Board, management, operations, business and Vale stakeholders, aligned with strategic guidelines; In 2025, the focus was on directors’ onboarding, global technical visits and participation in international forums, broadening the collegiate body’s knowledge and reinforcing Vale’s global positioning. List of visits, Institutional Events and Participants in 2025: VALE Corporate Governance | Evolution 2023 - 2026 Directors in Action Program, CA Institutional Plan and Training Plan For 2026, as part of the Program’s continuous evolution, the proposal now also considers interaction sessions with Investors, in addition to literacy sessions for the Board on topics aligned with the Company’s strategic priorities and challenges. Planning of visits, Institutional Events and Participants in 2026: VALE Corporate Governance | Evolution 2023 - 2026 VALE Corporate Governance | Evolution 2023 - 2026Classification: Confidential Vale S.A. Publicly Held Company CNPJ No. 33.592.510/0001-54 NIRE 33.300.019.766 VOTING STATEMENT Ref. Meeting of the Board of Directors of Vale S.A. Board member Marcio Antonio Chiumento (the “Board Member”), in his capacity as a member of the Board of Directors of Vale S.A. (“Vale” or the “Company”), hereby submits this voting statement to the table of the Meeting of the Board of Directors, held on 19 June 2026, at 3:00 p.m. (“BOD Meeting”), requesting that it be received by the Table and filed at the Company’s headquarters. The BOD Meeting was called to deliberate on the calling of an Extraordinary General Meeting of the Company’s shareholders (“EGM”), pursuant to the request to call an EGM submitted by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, a shareholder holding 6.92% of the Company’s share capital (“Previ”), on 11 June 2026, based on Article 123, sole paragraph, (c), of Law No. 6,404/76 (the “Brazilian Corporate Law”). The aforementioned provision of the Brazilian Corporate Law states that shareholders representing at least 5% (five percent) of the share capital may call the General Meeting when the managers fail, within 8 (eight) days, to comply with a duly substantiated request for calling it, indicating the matters to be addressed. CVM Resolution No. 70 reduces such percentage according to the issuer’s share capital, which in the case of the Company is 1% (one percent). In the specific case, Previ requested the calling of the EGM to deliberate on: (i) the removal of Mr. Daniel André Stieler from the position of member of the Board of Directors; (ii) the appointment of Mr. José Mauricio Pereira Coelho as a full member of the Board of Directors, to complete the current term of office; and, if the matter set forth in item (i) above is approved, (iii) the election of the Chair of the Board of Directors. Previ based the request on the need to improve the Company’s corporate governance, as well as to strategically align the actions of the Board of Directors with the creation of sustainable long-term value. In its request, Previ also declared support for the nomination of Mr. Manuel Lino Silva de Sousa Oliveira for the position of Chair of the Board of Directors, on the understanding Classification: Confidential that his possible conduct would contribute positively to strengthening governance practices, improving strategic management, and aligning with the interests of shareholders and stakeholders. There is no doubt that the request complies with the requirements set forth in the Brazilian Corporate Law and in CVM regulations for the calling of the EGM. After all, Previ holds an equity interest well above the minimum required shareholding, and the request was based on the improvement of the Company’s corporate governance practices, in addition to the fact that the matters fall within the competence of the General Meeting of shareholders. In cases such as this, the Board of Directors must carry out a formal and objective analysis of the request in order to verify whether it meets the legal requirements for calling the General Meeting, namely: the existence of (1) minimum shareholding and (2) substantiation, with the matter, or matters, to be deliberated upon being within the competence of the general meeting of shareholders. It is not for the Board to make any value judgment regarding the need, timeliness, motivation, or convenience of the grounds of the request or of the matters proposed therein1. As legal scholarship teaches: “9 (...) Lastly, the law creates supplementary authority for the benefit of shareholders representing at least 5% (five percent) of the voting capital, when the managers fail, within 8 (eight) days, to comply with a request for calling a meeting that such shareholders present, duly substantiated, with indication of the matters to be addressed. Also in this case the law makes no reference to the need for serious or urgent reasons, the legislator being satisfied with the due substantiation that must support the request for calling a meeting submitted by the shareholders entitled to do so, representing at least 5% (five percent) of the voting capital. (...) 1 As set out in CVM Proceeding No. 19957.005474/2020-29 and CVM Proceeding No. RJ2005/3945. As also pointed out by (i) José Luiz Bulhões Pedreira and Alfredo Lamy Filho (Coordinators), Direito das Companhias; (ii) José Alexandre Tavares Guerreiro, in “Convocação de Assembleia Geral por Acionista”, Revista de Direito Mercantil, Industrial, Econômico e Financeiro; and (iii) Nelson Eizirik, in A Lei das S.A. Comentada, Volume II. Classification: Confidential (...) 12. In our opinion, managers are not vested with the authority to judge whether the substantiation invoked by the requesting shareholder or shareholders is sufficient or not so that, upon granting the request presented, they proceed with the calling of the general meeting. The function of the managers, in this regard, is merely to verify the concurrence of the two formal requirements established by law: a) the percentage of standing of the shareholders submitting the request for calling the meeting and b) the existence of due substantiation. It should be reiterated that, also in the case of item c of the sole paragraph of Article 123, the managers’ authority is bound, and they are not permitted to assess the reasons of convenience and timeliness stated by the shareholders in the request submitted. For this reason, the doctrine of Modesto Carvalhosa is correct, according to whom “the grounds set out in the request for calling the meeting shall be examined by the shareholders at the general meeting. Only there, through discussion and deliberation, will its validity or otherwise be determined. And if, eventually, it concerns an abuse of right, it is only at the conclusion of the work of the general meeting that the requesting shareholder’s liability may be determined (Comentários à Lei de Sociedades Anônimas, vol. 4, p. 193)”2 (emphasis added) This conclusion becomes even clearer in the present case, since the proposals to be deliberated upon at the EGM concern the removal and election of managers, as well as the possible election of the Chair of the Board, matters reserved by the Brazilian Corporate Law and by the Company’s Bylaws to the shareholders and which must be decided at a General Meeting. Even if there were doubt as to the Company’s interest in the replacement – which is admitted solely for the sake of argument – the EGM is the most appropriate forum to resolve any doubt. The Board members should not replace the shareholders in their judgment regarding the grounds presented by Previ for the replacement, under penalty of being held liable3. The Brazilian Corporate Law (Article 1404) grants the General Meeting the power to elect and remove, at any time, the members of the Board of Directors, there being no guarantee or right of a manager to “complete” his or her term of office. The law likewise does not require that any decision of the General Meeting to remove a manager be substantiated, and the CVM has confirmed, on more than one occasion5, that no substantiation is required for removal except in the specific cases of separate election under Article 141, §4 of the Brazilian Corporate Law, or of an employees’ representative, which is not the case here. 2 José Alexandre Tavares Guerreiro. Convocação de Assembleia Geral por Acionista. Revista de Direito Mercantil, Industrial, Econômico e Financeiro. No. 41, pp. 155-156. 3 The Board of the Brazilian Securities and Exchange Commission has already ruled accordingly, as reflected in the vote of then-Chair Marcelo Trindade in Administrative Sanctioning Proceeding CVM No. RJ2005/7229, which discussed the conduct of the Chair of the Board of Directors in “canceling” a General Meeting that would deliberate on the removal and election of Board members. According to the vote: “preventing the holding of the meeting, in addition to preventing the application of all legal and bylaw provisions designed precisely to resolve the impasse that existed, would end not only by ensuring the continuity in the exercise of control power of those who had elected the Chair of the Board himself, but also by leaving without an institutional solution the issue that centralized the corporate interest at that moment”. 4 Article 140. The board of directors shall be composed of at least 3 (three) members, elected by the general meeting and removable by it at any time, and the bylaws shall establish: (...) 5 Such as, for example, Administrative Proceeding CVM No. 19957.004743/2016-53 and Administrative Proceeding CVM RJ 2007/266. Classification: Confidential For these reasons, I vote in favor of approving the calling of the EGM to deliberate on the matters set forth in the request for calling submitted by Previ, as well as in favor of the nomination of Mr. Manuel Lino Silva de Sousa Oliveira for the position of Chair of the Board of Directors, as I understand that he meets the legal requirements. Rio de Janeiro, 19 June 2026 Marcio Antonio Chiumento Board Member Statement and Vote of Director Marcelo Gasparino concerning the Calling of an EGM and the Proposal to Change the Composition of Vale’s Board of Directors Free translation of the original in Portuguese. In the event of any discrepancy, the Portuguese version shall prevail. 1. Context Vale’s Board of Directors was elected for the 2025–2027 term at the Annual General Meeting held on April 30, 2025, by means of majority slate voting. It is therefore a unified term, proceeding in its ordinary course, with only nine months remaining until its expiration and six months until the presentation of the first list (long list) of potential candidates to be nominated to serve in the 2027–2029 term. That election resulted from a robust and structured process, which included: • Board performance assessment; • application of a skills matrix; • 360-degree assessments of the Board of Directors and the Executive Committee; • advisory support from the international consulting firm Korn Ferry to identify candidates aligned with the Company’s needs. In 2025, with the “Conselheiros em Ação” program in progress, the new directors Anelise Lara, Franklin Feder and Wilfred Bruijn underwent a strong onboarding process. The recomposition of the advisory committees substantially strengthened their independence, notably: • Heloisa Bedicks as Coordinator of CARE; • Bill Bruijn as Coordinator of CACP. In addition, the technical strength of the committees was reinforced, notably through: • the admission of Franklin and Heloisa Bedicks to CIG; • the admission of Anelise and Reinaldo to the composition of CACP; • the recomposition of the other committees exclusively with independent members (CSUS, CPR and CARE). 2. Board Activities in 2025 The Board carried out strategic international agendas, including: • missions to the Middle East to visit operations and to Japan to celebrate the 70th anniversary of Vale’s presence in that country (August), with the participation of directors, the CEO and other members of the Executive Committee (“EC”); • the presence of the Chair of the Board in China (November) at IBLAC; • participation in Vale Day in London (December), with the presence of most of the Board and the Executive Committee. These initiatives culminated in the main milestone of the period: the successful CEO succession process conducted between January and October 2024, with the transition from Eduardo Bartolomeo to Gustavo Pimenta, confirmed in the shareholder roadshow held in London, Boston and New York in March 2026. 3. Considerations on the CEO Succession Process Although it would not be necessary to put this on record, it is worth noting that the CEO succession process generated internal divisions: • Group considered victorious: supported the opening of the succession process in January 2024, defended its legitimacy, demonstrated that the external interference planted in the press would not occur, and supported the choice of an internal candidate; • Group considered defeated: expressed concern regarding political interference, voted against opening the succession process, even though it was provided for in the Company’s Management Appointment Policy, including preliminary discussions involving external names who, at the time, led competitors. Despite these divergences, the process was successfully concluded, reinforcing the Company’s governance. 4. Evolution of Corporate Governance As set forth in the Board Performance Report prepared by the Governance Department and presented on this date, there has been consistent evolution in governance practices since 2020, as evidenced by the following Company documents: • Manuals and proposals for Annual General Meetings; • Reference Forms; • Governance Reports; • Annual and Management Reports; • Forms 20-F; • Financial Statements and IFRS reports; • Ethics and Compliance Reports; • LID reports; • candidate materials prepared by Korn Ferry (2025). These advances reflect the quality of the work carried out by the Board of Directors, notably CPR in 2024 and CIG in 2025. 5. Relevant Facts The shareholder Previ requested the calling of an Extraordinary General Meeting (“EGM”) to address: • the removal of director Daniel Stieler; • the election of José Maurício Pereira Coelho to the vacant seat on the Board; • the election of director Ollie Oliveira, current LID, as the new Chair of the Board of Directors. 6. Analysis of Complexity Practical cases analyzed indicate that proposals to remove directors without consistent grounds, especially in the absence of any serious facts, do not succeed. They do, however, cause enormous institutional instability, affecting not only the Board, but mainly the executive management of the companies. In comparable situations, such initiatives have not prospered. Thus, the feasibility of the proposal in the present case is questionable. It is important to record the perplexity caused by an independent member of the Board, chosen by his independent peers to be the point of communication with shareholders other than reference shareholders (LID), and to support the Chair in the relationship with those same shareholders, accepting, in the dead of night and without prior notice of his desire, to participate in a process aimed at removing a Chair of the Board and occupying his position. In any serious American company, or in a company of Vale’s size in Europe, no credibility would be given to a letter requesting the removal of a Chair of the Board without unequivocal and well-founded proof of a serious failure by the officer. The Company now runs the risk of losing market value if shareholders interpret this negatively. It is in the best interest of the Company, and for the preservation of the integrity of its governance structure, and above all for the shielding of the Executive Committee, which, according to information received, has also been subject to external pressure in relation to the regular conduct of its business. In May 2026, I participated in INSEAD’s Program for Board Chairs and Directors – LEADING FROM THE CHAIR, and I perceive adherence between the practices of our Chair of the Board and of the committee coordinators and the program’s teachings. I can state, without any doubt, that Vale’s Corporate Governance is the best among all the companies where I serve as a director – VALE, PETROBRAS and METALFRIO –, where I have served as Chair of the Board – ONCOCLÍNICAS, ETERNIT and USIMINAS –, and in other relevant or complex companies, such as ELETROTRAS (currently AXIA), BANCO DO BRASIL and CEMIG, among others. 7. Potential Effects of the EGM An EGM with an agenda involving the election of directors and of the Chair of the Board opens space for broad shareholder participation, allowing other shareholders to present alternative candidates, especially those who viewed Previ’s hostile movement as a risk of political interference in this process. Relevant background: • At the 2021 Annual General Meeting, four alternative candidates were nominated by shareholders dissenting from the twelve management nominees. Thus, there were 16 candidates running for 12 seats, and the result was considered surprising at the time, because the four alternative candidates were elected. Vale’s former CEO described the four elected directors as “mutinous directors,” referring to the four directors who allegedly participated, together with a group of shareholders, in a mutiny to take the seats. Nothing could have been more unfortunate. This precedent demonstrates the degree of unpredictability of such processes, and also that, at the 2025 Annual General Meeting, there was an alternative candidate to the Management Slate who, also due to the recognition of the work of this Board, was not successful. If this movement results in the removal of the current Chair of the Board, but in the election of an outsider who, to date, is not part of the process, the requesting party and the other director who was also elected by it should reflect on whether this corporate adventure, which some call a hostile takeover, was or was not beneficial to the Company. 8. Aggravating Factors and Risks of Developments I record my repudiation and indignation with respect to the information of which we became aware this week. I also consider abominable the possibility that Board meetings may have been clandestinely recorded, which deserves investigation and the appropriate reprimand. 9. Recommendation of the Nomination and Governance Committee – CIG I – Calling of the EGM Despite the disagreement regarding the absence of adequate grounds, CIG recommended the calling of the EGM on this date, with the statutory notice period counted from June 22, 2026. II – Removal of Director CIG recommended taking a position against the removal of director Daniel Stieler, based on the regular performance of the Board in recent years, especially since the 2025 Annual General Meeting. 9.1. Developments that, if the shareholders at the EGM resolve to remove Director Stieler, must be addressed by the Board in this call notice Considering Vale’s nature as a corporation, the Board shall deliberate on: III – Nomination of Candidate to the Board CIG recommended, in line with the process conducted by CIG (2024–2025) and the Management Appointment Policy, the nomination of a candidate who participated in the selection process conducted by Korn Ferry in 2024 and 2025, according to the “PROGRESS REPORT” issued in November 2024, namely: • Ieda Gomes Yell The importance of increasing gender diversity in future compositions is also highlighted, in accordance with the assessment of an international consulting firm that interacted with the Chair of the Board, the Coordinator of CSUS and the LID in the first quarter of 2026, and pointed out the weakness of the current 2025–2027 Board composition on this specific matter. Member Marcelo reminded everyone that candidate José Maurício served as Chair of Vale’s Board until 2021 and, in the 2020–2021 Nomination Committee, was the author of the proposal to amend the Bylaws included in the EGM called in March 2021 to include the illegal article creating the NEGATIVE VOTE, which would have granted a group of shareholders, at the time also the controlling group, the power to veto the election of any candidate, which was deemed illegal by SEP/CVM at the time. IV – Nomination of Candidate for Chair of the Board CIG discussed the matter, and Coordinator Daniel, considering the Bylaws, which provide: 1. that the Chair and Vice-Chair of the Board are elected directly by the General Meeting; 2. that, at the 2025 Annual General Meeting, Daniel was elected Chair and Marcelo was elected Vice-Chair. As a means of preserving internal cohesion, the Coordinator indicated the Vice-Chair as the natural candidate for succession, taking the following position: • against the nomination of Ollie Oliveira; • in favor of nominating the Vice-Chair of the Board to run for Chair of the Board. Member Marcelo followed the position against the nomination of candidate Ollie and recorded his abstention regarding his own nomination. 10. Vote A) IN FAVOR of calling the EGM on this date; B) AGAINST the removal of Director Daniel Stieler, as there are no adequate grounds, and because I understand that there is a risk of political interference in this movement, as demonstrated by the presentation on the Evolution of Vale’s Corporate Governance between 2023 and 2026, which I request be considered attached to this VOTE. Given that it is this Board’s duty to address all possible scenarios arising from the outcome of item 1 of the EGM, I vote as follows: C) IN FAVOR of the Board’s nomination of candidate IÊDA GOMES YELL, as she is a professional recognized nationally and internationally and meets the qualifications pursued by the Skills Matrix, thereby serving the best interest of the Company; D) IN FAVOR of Director Heloisa’s ALTERNATIVE PROPOSAL that the Board’s nomination comprise the two candidates, Marcelo and Ollie, for nomination by the Board, with the current Vice-Chair of the Board abstaining from his own nomination as a candidate for Chair of the Board, given that he is an independent director who joined this Board in 2020, at the time upon nomination by minority shareholders (institutional investors), served on four committees, was coordinator of CSUS and currently coordinates CPR. Rio de Janeiro, June 19, 2026. MARCELO GASPARINO DA SILVA For the purposes of recording in the minutes of the Extraordinary Meeting of the Board of Directors held on June 19, 2026, I hereby express a reservation regarding the regularity of the resolution adopted, due to the participation and exercise of the vote by a director in a clear situation of conflict of interest. The minutes report that there were no questions about a potential conflict of interest. However, I asked this question to the legal advisors present at the Board of Directors Meeting and, even though I had their report to the contrary, the then Chairman of the Board of Directors participated in a meeting that was deliberating on a matter directly related to his own dismissal, a circumstance that configures a typical situation of conflict of interest, as it involves direct and personal interest in the deliberation. Under the terms of the applicable corporate law, it should be noted that article 156 of Law No. 6,404/1976 establishes that the manager may not intervene in an operation or deliberation in which he has an interest conflicting with that of the company, and, in this case, must inform the other members and refrain from participating. In addition, article 155 of the same Law (duty of loyalty) imposes on the manager the duty to act in the interest of the company, prohibiting the use of his position to obtain personal advantage or act in a conflicting situation. Added to this is the provisions of article 153 (duty of diligence), which requires prudent, informed conduct in line with the social interest. Such rules are reiterated by POL-0048-G – Vale's Conflict of Interest Management Policy, which establishes, in item 4, that there is a conflict of interest when the agent's independence in decision-making is compromised. In this case, as required by item 6.2, the director, as key personnel of the management in a conflict situation, was obliged to: (i) immediately declare the conflict, (ii) withdraw from the discussions and deliberations and (iii) ensure the formal registration of the situation. Thus, the participation of the Chairman of the Board in the discussions – and effective exercise of the vote in the resolution – regarding a matter in which he has an evident individual interest, in violation of article 156 of the Brazilian Corporation Law and the Conflict of Interest Management Policy, not only compromises the integrity of the resolution recommending voting to shareholders on a matter of interest to them – subjecting the respective manager to the potential sanctions and liabilities arising therefrom –, how it can generate relevant impacts in relation to the General Meeting and the adequate formation of the will of the shareholders and the validity of the deliberative process. In view of the above, I request that this statement, as well as the express reference to the potential conflict of interest verified in the Board of Directors' Meeting, be fully recorded in the minutes, pursuant to article 130 of Law No. 6,404/1976, for the purposes of transparency, preservation of rights and eventual regulatory verification. In addition, I express my disagreement with the annexes. Marcio Antônio ChiumentoVALE S.A. BOARD OF DIRECTORS CANDIDACY INDEPENDENCE SELF-DECLARATION I, Ieda Gomes Yell, corporate board member, Brazilian citizen, born in Salvador, State of Bahia, on July 1, 1956, married, holder of Identity Card No. 16151907-6, issued by the Public Security Department of the State of São Paulo (SSP/SP), hereby certify, for all legal purposes, my compliance with the independence criteria established in the Bylaws and Directors Policy of Vale S.A. (“Vale” or the “Company”), as well as with all other applicable legal and regulatory provisions, in connection with the assessment process for a potential nomination to the position of Independent Member of the Company’s Board of Directors. Furthermore, I undertake to promptly notify Vale’s Corporate Governance Department of any event that may affect my compliance with the minimum qualification requirements and my status as an Independent Member under the terms of the aforementioned Directors Policy. Rio de Janeiro, June 20, 2026. ���� VALE S.A. (the “Company”) Praia de Botafogo, No. 186, Suites 501 to 1901, Botafogo – Rio de Janeiro, RJ, Brazil – ��IP Code: 22250-145 Attention: Mr. Marcelo Feriozzi Bacci – Executive Vice President of Finance and Investor Relations Subject: Declaration of Eligibility to Run for a Position on the Company’s Board of Directors I, Ieda Gomes Yell, Brazilian, married, corporate board member, holder of Identity Card (RG) No. 16151907-6 SSP/SP and registered with the Brazilian Individual ��axpayer Registry (CPF/MF) under No. 120597575-68, residing at 97 Woodbourne Road, Douglas, Isle of Man, IM2 3AW, British Isles, hereby declare, pursuant to Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporation Law”), and Law No. 10,406/2002, under penalty of law, that: (i) I am not prohibited by any special law, nor have I been convicted of bankruptcy-related crimes, malfeasance, bribery, corruption, embezzlement, crimes against the popular economy, against the national financial system, against competition law, consumer relations, public faith, or property, nor have I been subject to any criminal penalty that, even temporarily, prohibits access to public office, as provided for in Section 147, Paragraph 1 of the Brazilian Corporation Law; (ii) I have not been sentenced to any suspension or temporary disqualification imposed by the Brazilian Securities and Exchange Commission (CVM) that would render me ineligible to hold management positions within the Company, as set forth in Section 147, Paragraph 2 of the Brazilian Corporation Law; (iii) I meet the requirement of an unblemished reputation established in Section 147, Paragraph 3 of the Brazilian Corporation Law; (iv) I do not hold any position in a company that may be considered a competitor of the Company, pursuant to Item I of Section 147, Paragraph 3 of the Brazilian Corporation Law; (v) I neither have nor represent any interest that conflicts with the interests of the Company, pursuant to Item II of Section 147, Paragraph 3 of the Brazilian Corporation Law; (vi) I am not a member of the management bodies of, nor an employee of, the Company, any of its subsidiaries, or any company within the same corporate group, as established in Section 162, Paragraph 2 of the Brazilian Corporation Law; (vii) I am not the spouse or a relative up to the third degree of any officer or director of the Company, as provided for in Section 162, Paragraph 2 of the Brazilian Corporation Law; (viii) I am not a politically exposed person, as defined under the applicable regulations; and (ix) During the last five (5) years, I have not: (a) been convicted in any administrative proceeding conducted by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance; nor (b) been convicted of any criminal offense.Por essas razões, me declaro apta para disputar a vaga de titular no Conselho Administração da Companhia. For these reasons, I declare myself qualified and eligible to run for the position of full member of the Company’s Board of Directors. Rio de Janeiro, June 22, 2026. Ieda Gomes Yell IEDA GOMES YELL EXECUTIVE PROFILE Independent Board Director with extensive international experience in listed and private companies across the energy, infrastructure, construction, utilities, certification, and logistics sectors. Has served on boards in the United Kingdom, Brazil, Singapore, the United States, France, and the Caribbean, participating in Strategy, Audit & Risk, Sustainability & ESG, Human Capital, Remuneration, Governance, and Compliance Committees. C-level executive with experience in global companies, including BP plc and Comgás, leading operations, growth, transformation, and governance in international markets. Over 40 years of experience in energy, natural gas, LNG, infrastructure, logistics, and the energy transition. BOARD EXPERIENCE – CURRENT Manx Utilities Authority – Independent Board Director (2024–present) Seatrium Ltd – Independent Board Director (2023–present) Institute of Directors (UK) – Independent Board Director (Pro Bono) Business Isle of Man – Independent Board Director (Pro Bono) BOARD EXPERIENCE – PREVIOUS Saint-Gobain – Independent Board Director (2016–2024) Prumo Logística – Independent Board Director (2019–2024) Exterran Holdings / Exterran Corporation – Independent Board Director (2015–2022) Bureau Veritas – Independent Board Director (2013–2021) InterEnergy Group – Board Director, IFC nominee (2013–2020) Participation in Audit & Risk, Strategy, Sustainability & ESG, Corporate Governance, Remuneration, Human Capital, and Compliance Committees. EXECUTIVE EXPERIENCE BP plc (1998–2011) • Vice President, New Business – Middle East and South Asia • President, BP Brazil and Gas Leader for Latin America • Vice President, BP Solar • Vice President, Regulatory Affairs – BP Gas & Power Comgás (1979–1998) President (CEO) – 1995 to 1998 Led the company’s restructuring and preparation for privatisation, expansion of the natural gas distribution network, and strategic gas supply negotiations. EDUCATION AND CERTIFICATIONS • Global Certificate in Company Direction – Institute of Directors / St Andrew’s Business School (2026) • Senior Accredited Director – Singapore Institute of Directors (2024) • GCB.D – Competent Boards (2021) • Master’s in Energy – University of São Paulo (USP) • Postgraduate Degree in Environmental Engineering – EPFL Lausanne • Chemical Engineering – Federal University of Bahia PUBLICATIONS AND RECOGNITION • Veuve Clicquot Business Woman of the Year – Brazil • Author of publications for Oxford Institute for Energy Studies, FGV Energia, CNI, and other institutions • Speaker at international conferences on energy, infrastructure, natural gas, LNG, and the energy transition LANGUAGES Portuguese, English, French, and Spanish (fluent) | Italian (intermediate) 1 Information on the candidate for the Board of Directors, pursuant to Resolution 81 Information about the candidate, according to items 7.3 to 7.6 of the Reference Form. Name: Ieda Gomes Yell CPF: 120.597.575-68 Profession: Business Advisor Date of birth: 01/07/1956 Position(s): Member of the Board of Directors. Main Professional Experiences of the Last 5 Years: (i) Independent Director and member of the Nomination and Remuneration and Audit and Risk Committees of Cie de Saint Gobain (France) from 06/2016 to 06/2024; (ii) Independent Director, member of the People and ESG Committee and Chairman of the Strategy Committee of Prumo Logística from 06/2019 to 12/2024; (iii) Independent Director, member of the Strategy and Audit and Risk Committees of Bureau Veritas (France) from 05/2013 to 06/2021; (iv) Independent Director, Chairman of the Nominating and Corporate Governance Committee, member of the Human Capital and Compensation Committee of Exterran Corporation (USA) from 04/2015 to 10/2022; (v) Independent Director, member of the Corporate and Social Responsibility (CSR) and Transformation Committees of Seatrium Ltd (Singapore) since 05/2023; (vi) Independent director, member of the Audit and Risk Committee of the Manx Utilities Authority, since 04/2023; (vii) Independent Director, member of the Steering Committees Remuneration and Nomination of The Institute of Directors (UK) since 08/2021 (pro bono); and (viii) Independent Director, Cleantech Champion of the Business Isle of Man since 11/2022 (pro bono). Education: She graduated in Chemical Engineering from the Federal University of Bahia in 1977; holds a postgraduate degree in Environmental Engineering from the École Polytecnique Federale de Lausanne (Switzerland), completed in 1978; and a master's degree in Energy from the Institute of Electrotechnics and Energy of the University of São Paulo, completed in 1996. Management Bodies Board of Directors: Board of Directors Election date: […] Term of office: Until the 2027 AGM Elected office held: Board of Directors (Member) Description of another position/function: […] Date of inauguration: […] The following was elected by the controller: No Statements Convictions: There is no Family Relationships: There is no Subordination, service provision or control relationships: No Related Person: There is no Type of Relationship of the Administrator with the related person: Type of related person: Politically Exposed Person: No Independence Criterion: Independent Director Exhibit 3 Statement of Independence of Mr. Manuel Lino Silva de Sousa Oliveira Vale S.A. CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Declaration of Non-Impediment I, Manuel Lino Silva de Sousa Oliveira, British, married, economist, holder of passport No. 548309587, enrolled with the CPF/MF under No. 717.221.071-97, with residential address at Ridlands End, Ridlands Lane, Oxted, Surrey, RH80SS, United Kingdom, hereby declare, for all legal purposes, that I maintain the status of independent member of the Board of Directors of Vale S.A., pursuant to Article 11, paragraphs 3 and 4 of the Bylaws, Annex K of CVM Resolution No. 80/22, and Article 16, paragraphs 1 and 2 of the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão, and the Officers and Directors Policy – POL-0047. Oxted (United Kingdom), July 21, 2026 ________________________________ Manuel Lino Silva de Sousa Oliveira Governança Corporativa | Corporate Governance Vale S.A. Praia de Botafogo, 186 – 20º andar - Botafogo 22250-145 – Rio de Janeiro - RJ T. +55(21) 3485-6774 o código 053E-918D-986C-9A48.This document has been digitally signed by {signersNames} .. This document has been o to the site https://vale.portaldeassinaturas.com.br and use the code 053E-918D-986C-9A48 . Este documento foi assinado eletronicamente por Manuel Lino Silva de Sousa Oliveira. Para verificar as assinaturas vá ao site https://vale.portaldeassinaturas.com.br e utilize electronically signed by Manuel Lino Silva de Sousa Oliveira. To verify the signatures, g PROTOCOLO DE ASSINATURA(S) O documento acima foi proposto para assinatura digital na plataforma Portal de Assinaturas Vale. Para verificar as assinaturas clique no link: https://vale.portaldeassinaturas.com.br/Verificar/053E-918D-986C- 9A48 ou vá até o site https://vale.portaldeassinaturas.com.br e utilize o código abaixo para verificar se este documento é válido. The above document was proposed for digital signature on the platform Portal de A s s i n a t u r a s V a l e .. T o c h e c k t h e s i g n a t u r e s c l i c k o n t h e l i n k : https://vale.portaldeassinaturas.com.br/Verificar/053E-918D-986C-9A48 or go to the Websitehttps://vale.portaldeassinaturas.com.br and use the code below to verify that this document is valid. Código para verificação: 053E-918D-986C-9A48 Hash do Documento 366A7D912FA8B3E12B1379C8C18098FECE173E444F5BB271FFB7A19BEEDC06AB O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 21/07/2026 é(são) : Manuel Lino Silva de Sousa Oliveira (Signatário) - 717.221.071-97 em 21/07/2026 10:59 UTC-03:00 Tipo: Assinatura Eletrônica Evidências Client Timestamp Tue Jul 21 2026 14:59:12 GMT+0100 (British Summer Time) Geolocation Location not available. IP 169.155.237.142 Identificação: Por email: ollie.oliveira@vale.com Hash Evidências: A1E9608A9391D41A44831D4E6FBCAB0FCCCFFEAE25D1AA17A9104AE8F19BD781

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 22, 2026		Director of Investor Relations